UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  October 2011

ROSETTA GENOMICS LTD.
(Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On October 13, 2011, Rosetta Genomics Ltd. (“Rosetta” or, the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which Rosetta agreed to sell securities to various accredited investors (the “Purchasers”) in a private placement transaction (the “Private Placement”).  The Private Placement is expected to close on or about October 18, 2011, subject to the satisfaction of customary closing conditions.

Under the terms of the Private Placement, Rosetta will sell an aggregate of 2,598,002 ordinary shares (the “Shares”) at a price of $0.75 per share.  The Purchasers will also receive warrants to purchase up to an aggregate of 2,598,002 ordinary shares (the “Series A Warrants”) at an exercise price of $1.00 per share, subject to future adjustment for various events, such as stock splits or dilutive issuances, and warrants to purchase up to an aggregate of 1,299,001 ordinary shares (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”) at an exercise price equal to the greater of $0.01 or NIS0.04 per share.

The Company has also entered into a Registration Rights Agreement with the Purchasers pursuant to which the Company is required to file a registration statement on Form F-3 within 20 days to cover the resale of the Shares and the ordinary shares issuable upon exercise of the Warrants (the “Resale Registration Statement”).  The failure on the part of the Company to satisfy certain deadlines described in the Registration Rights Agreement may subject the Company to payment of certain monetary penalties.

The Series A Warrants are exercisable immediately and have a term of five years. Each Series B Warrant will be automatically exercised on a cashless basis on the 11th trading day following the effective date of the Resale Registration Statement with respect to a number of ordinary shares equal to the difference between (a) the quotient obtained by dividing (1) 200% of the maximum number of ordinary shares issuable pursuant to such Series B Warrant  multiplied by $0.75 by (2) the greater of $0.50 and 80% of the average of the 10 VWAPs (as defined in the Purchase Agreement) immediately following the effective date of the Resale Registration Statement and (b) the maximum number of ordinary shares issuable pursuant to such Series B Warrant multiplied by 2.  In the event that 80% of the average of the 10 VWAPs immediately following the effective date of the Resale Registration Statement exceeds $0.75, the Series B Warrants will terminate.

The Shares and the Warrants are being sold in transactions exempt from registration under the Securities Act of 1933, in reliance on Section 4(2) thereof and Rule 506 of Regulation D thereunder.

For its services as exclusive placement agent in the Private Placement, Rodman & Renshaw, LLC (“Rodman”) will receive cash compensation in the amount of approximately $116,910 and a warrant to purchase 64,950 ordinary shares on the same terms as the Series A Warrants.

The aggregate net proceeds to Rosetta from the Private Placement after deducting placement agents fees and expenses, Rosetta’s estimated offering expenses, and excluding the proceeds, if any, from the exercise of the Warrants, are expected to be approximately $1.7 million.

Copies of the form of Purchase Agreement, the form of Registration Rights Agreement, the form of Series A Warrant and the form of Series B Warrant are filed as exhibits 10.1, 10.2, 4.1 and 4.2 respectively, to this report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.  The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the other in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.  The provisions of the Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in Rosetta’s filings with the SEC.

A copy of the press release, dated October 13, 2011, announcing the Private Placement is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The information contained in this Report (including the Exhibits) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203 and 333-172655.

Exhibits

Exhibit Number	Description of Exhibit

4.1	Form of Series A Warrant to be issued by Rosetta Genomics Ltd. to the Purchasers and Rodman in the Private Placement.

4.2	Form of Series B Warrant to be issued by Rosetta Genomics Ltd. to the Purchasers in the Private Placement.

10.1	Form of Securities Purchase Agreement, dated October 13, 2011, by and between Rosetta Genomics Ltd. and the Purchasers in the Private Placement.

10.2	Form of Registration Rights Agreement, dated October 13, 2011, by and between Rosetta Genomics Ltd. and the Purchasers in the Private Placement.

99.1	Press release dated October 13, 2011 announcing the Private Placement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: October 13, 2011	By:	/s/ Tami Fishman Jutkowitz

Tami Fishman Jutkowitz General Counsel